                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 3)

                  Under the Securities Exchange Act of 1934

                              ICHOR CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value

------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 693286 10 6

------------------------------------------------------------------------------
                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 4, 1999

------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                            Page 2 of 12 Pages


CUSIP No.    693286 10 6
          ----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

      MFC Bancorp Ltd.
    ----------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 ---------------------------------------------


4)  Source of Funds
                    ------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Yukon Territory, Canada
                                          ------------------------------------

    Number of                 (7)  Sole Voting Power         0
    Shares Bene-                                     -------------------------
    ficially                  (8)  Shared Voting Power       5,592,933*
    Owned by                                           -----------------------
    Each Reporting            (9)  Sole Dispositive Power    0
    Person                                                --------------------
    With                      (10) Shared Dispositive Power  5,592,933*
                                                            ------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  5,592,933*
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)   80.7%*
                                                       -----------------------

14) Type of Reporting Person    CO
                             -------------------------------------------------

------------------
* Assuming the conversion of 402,500 shares of preferred stock of ICHOR Corporation, based on a conversion price as at December 31, 1998 of $1.99 per share.

                                                            Page 3 of 12 Pages


CUSIP No.   693286 10 6
          ----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

      MFC Merchant Bank S.A.
    ----------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  --------------------------------------------

4)  Source of Funds    WC
                    ------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Switzerland
                                         -------------------------------------

    Number of                 (7)  Sole Voting Power         0
    Shares Bene-                                     -------------------------
    ficially                  (8)  Shared Voting Power       3,570,320
    Owned by                                           -----------------------
    Each Reporting            (9)  Sole Dispositive Power    0
    Person                                                --------------------
    With                      (10) Shared Dispositive Power  3,570,320
                                                            ------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  3,570,320
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    72.8%
                                                       -----------------------

14) Type of Reporting Person        CO
                                  --------------------------------------------

                                                            Page 4 of 12 Pages


CUSIP No.   693286 10 6
          ----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       Drummond Financial Corporation
    ----------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  --------------------------------------------

4)  Source of Funds
                    ------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   State of Delaware
                                          ------------------------------------
    Number of                 (7)  Sole Voting Power          0
    Shares Bene-                                       -----------------------
    ficially                  (8)  Shared Voting Power        0
    Owned by                                           -----------------------
    Each Reporting            (9)  Sole Dispositive Power     0
    Person                                                --------------------
    With                      (10) Shared Dispositive Power   0
                                                            ------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person   0
                                                                  ------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)   0
                                                       -----------------------

14) Type of Reporting Person     CO
                              ------------------------------------------------

                                                            Page 5 of 12 Pages

CUSIP No.   693286 10 6
          ----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       Logan International Corp.
    ----------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a) [   ]
    (b) [ X ]

3)  SEC Use Only
                  --------------------------------------------

4)  Source of Funds

                     -----------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization     State of Washington
                                          ------------------------------------
    Number of                 (7)  Sole Voting Power         0
    Shares Bene-                                     -------------------------
    ficially                  (8)  Shared Voting Power       716,080*
    Owned by                                           -----------------------
    Each Reporting            (9)  Sole Dispositive Power    0
    Person                                                --------------------
    With                      (10) Shared Dispositive Power  716,080*
                                                            ------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person   716,080*
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    12.6*
                                                       -----------------------

14) Type of Reporting Person     CO
                             -------------------------------------------------

------------------
* Assuming the conversion of 142,500 shares of preferred stock of ICHOR Corporation, based on a conversion price as at December 31, 1998 of $1.99 per share.

                                                            Page 6 of 12 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"), MFC Merchant Bank S.A. ("Merchant Bank"), Drummond Financial Corporation ("Drummond") and Logan International Corp. ("Logan"). MFC and Drummond operate in the financial services business and have principal business and office addresses at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. MFC controls 49.4% of the outstanding shares of common stock of Drummond and all of the voting preferred stock of Drummond, which gives MFC control of 76.0% of the voting power in Drummond. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has a principal business and office address at 6 Cours de Rive, 1211 Geneva 3, Switzerland. Logan is a 71.0% owned subsidiary of MFC which currently engages in real estate activities and has a principal business and office address at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. See Item 6 on pages 2 to 5 of this Schedule 13D/A for the jurisdiction of organization of MFC, Merchant Bank, Drummond and Logan.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC, Merchant Bank, Drummond and Logan.


NAME                       RESIDENCE                PRINCIPAL
                      OR BUSINESS ADDRESS           OCCUPATION             CITIZENSHIP
--------------------------------------------------------------------------------------
Michael J. Smith     6 Rue Charles-Bonnet,       Director, President        British
                     1206 Geneva, Switzerland    and Chief Executive
                                                 Officer of MFC
--------------------------------------------------------------------------------------
Roy Zanatta          2 Stratford Place,          Director and               Canadian
                     London, England,            Secretary of MFC
                     United Kingdom, W1N 9AE
--------------------------------------------------------------------------------------
Sok Chu Kim          1071 - 59 Namhyun-Dong,     Director of Korea          Korean
                     Gwanak-Kn, Seoul, Korea     Liberalization Fund Ltd.
--------------------------------------------------------------------------------------
Julius Mallin        256 Jarvis Street,          Retired Businessman        Canadian
                     Apt. 8D, Toronto, Ontario,
                     Canada  M5B 2J4
--------------------------------------------------------------------------------------
Oq-Hyun Chin         3,4 Floor, Kyung Am Bldg.,  Business Advisor,          Korean
                     831028 Yeoksam-Dong,        The Art Group Architects
                     Kangnam-Ku, Seoul, Korea    & Engineers Ltd.
--------------------------------------------------------------------------------------
Jimmy S.H. Lee       6 Cours de Rive, 1211       Trustee, President         Canadian
                     Geneva 3, Switzerland       and Chief Executive
                                                 Officer of Mercer
                                                 International Inc.
--------------------------------------------------------------------------------------
Max Huber            6 Cours de Rive, 1211       Independent Consultant     Swiss
                     Geneva 3, Switzerland
--------------------------------------------------------------------------------------
Fritz Graf           6 Cours de Rive, 1211       Independent Consultant     Swiss
                     Geneva 3, Switzerland
--------------------------------------------------------------------------------------
Hans-Rudolf Steiner  6 Cours de Rive, 1211       Attorney-at-Law            Swiss
                     Geneva 3, Switzerland
--------------------------------------------------------------------------------------
Leonard Petersen     Suite 1270,                 Director and Senior        Canadian
                     609 Granville Street,       Officer of Pemcorp
                     Vancouver, B.C. Canada      Management, Inc.
                     V7Y 1G6
--------------------------------------------------------------------------------------
Roland Waldvogel     Baarestrasse 10, Zurich,    Independent Trust          Swiss
                     Switzerland, CH-6301        Officer
--------------------------------------------------------------------------------------

                                                            Page 7 of 12 Pages


During the last five years, neither MFC, Merchant Bank, Drummond nor Logan has been, nor to the knowledge of MFC, Merchant Bank, Drummond and Logan, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC, Merchant Bank, Drummond and Logan have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Merchant Bank has acquired an aggregate 3,570,320 shares of common stock of ICHOR in consideration for 6% of the proceeds from the future sales by Merchant Bank of such shares to one or more arm's-length parties.

ITEM 4.  PURPOSE OF TRANSACTION.

Merchant Bank has acquired the shares of common stock of ICHOR for investment purposes. Merchant Bank plans to sell the acquired shares of common stock of ICHOR to one or more arm's-length parties at the fair market value of such shares at the time of sale.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Merchant Bank has purchased 1,070,320 shares of common stock of ICHOR from Drummond pursuant to the terms of a purchase agreement between Merchant Bank and Drummond (the "Drummond Agreement") dated January 4, 1999 and 2,500,000 shares of common stock of ICHOR from Logan pursuant to the terms of a purchase agreement between Merchant Bank and Logan (the "Logan Agreement") dated January 4, 1999, in consideration for 6% of the proceeds from the future sales by Merchant Bank of such shares to one or more arm's-length parties, effective as of December 31, 1998. As a result, Merchant Bank beneficially holds and has the shared power to direct the vote and disposition of an aggregate of 3,570,320 shares of common stock of ICHOR.

As disclosed in the Schedule 13D/A filed by, among others, Drummond dated June 11, 1998, Drummond was the beneficial holder of 1,070,320 shares of common stock of ICHOR. On January 4, 1999, Drummond completed the sale of 1,070,320 shares of common stock of ICHOR to Merchant Bank, effective as of December 31, 1998, in consideration for 94% of the proceeds from the future sales of such shares by Merchant Bank. As a result, Drummond does not beneficially hold, nor does it share the power with any person to direct the vote and disposition of, any shares of common stock of ICHOR. Drummond ceased to be the beneficial holder of more than five percent of the issued and outstanding shares of common stock of ICHOR on December 31, 1998.

                                                            Page 8 of 12 Pages


As disclosed in the Schedule 13D/A filed by, among others, Logan dated March 13, 1998, Logan was the beneficial holder of 2,500,000 shares of common stock of ICHOR and 142,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Preferred Stock") of ICHOR. On January 4, 1999, Logan completed the sale of 2,500,000 shares of common stock of ICHOR to Merchant Bank, effective as of December 31, 1998, in consideration for 94% of the proceeds from the future sales of such shares by Merchant Bank. As a result, Logan beneficially holds and has the shared power to direct the vote and disposition of a total of 716,080 shares of common stock of ICHOR, which represents approximately 12.6% of the issued and outstanding common stock of ICHOR, assuming the conversion of the Preferred Stock at a conversion price of $1.99 per share into 716,080 shares of common stock of ICHOR. The Preferred Stock has a conversion price equal to 90% of the 20 day average closing trading price of the shares of common stock of ICHOR on the stock exchange or quotation system through which the largest number of shares of common stock of ICHOR traded during the period immediately preceding the date that notice of conversion is delivered to ICHOR. For the purposes of this Schedule 13D/A, the conversion price and amount of underlying common stock have been calculated using the average closing trading price on December 31, 1998, which was approximately $2.21.

As disclosed in the Schedule 13D/A filed by, among others, MFC dated June 11, 1998, MFC was the indirect beneficial holder of 3,570,320 shares of common stock of ICHOR and 402,500 shares of Preferred Stock of ICHOR. As a result of the above-mentioned transaction, effective as of December 31, 1998, MFC beneficially holds and has the shared power to direct the vote and disposition of a total of 5,592,933 shares of common stock of ICHOR, which represents approximately 80.7% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 402,500 shares of Preferred Stock at a conversion price of $1.99 per share into an aggregate of 2,022,613 shares of common stock of ICHOR.

Michael J. Smith and Roy Zanatta are each deemed to be beneficial owners of approximately 10,000 shares (less than 1%) of common stock of ICHOR, pursuant to unexercised stock options.

To the knowledge of MFC, Merchant Bank, Logan and Drummond, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC, Merchant Bank, Logan, Drummond or their directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Drummond Agreement, Merchant Bank acquired 1,070,320 shares of common stock of ICHOR from Drummond, effective December 31, 1998. Pursuant to the Logan Agreement, Merchant Bank acquired 2,500,000 shares of common stock of ICHOR from Logan, effective December 31, 1998. Merchant Bank has agreed to sell such shares on or before December 31, 2003 and pay 94% of the proceeds therefrom to Drummond and Logan, as applicable.

                                                            Page 9 of 12 Pages


In October 1998, ICHOR entered into an agreement (the "Nazca Agreement") with Nazca Holdings Ltd. ("NHL") whereby ICHOR purchased all of the issued and outstanding shares of NHL from eight shareholders (the "Vendors"). In consideration for the Vendors entering into the Nazca Agreement with ICHOR, Drummond and Logan entered into an agreement (the "Collateral Agreement") with the Vendors pursuant to which Drummond and Logan agreed to transfer 599,565 and 1,400,435 shares of common stock of ICHOR, respectively, to the Vendors, subject to the fulfilment of certain conditions contained in the Collateral Agreement on or before March 31, 1999. For further details relating to the Nazca Agreement, see the Form 8-K of ICHOR dated October 20, 1998. Set forth as Exhibit 3 herein is the Nazca Agreement, which is incorporated herein by reference.

Pursuant to the Drummond Agreement and the Logan Agreement, Merchant Bank has agreed that, in the event that the conditions contained in the Collateral Agreement are not fulfilled on or before March 31, 1999, Merchant Bank will sell the shares of common stock of ICHOR committed under the Collateral Agreement and pay 94% of the proceeds therefrom to Drummond and Logan, as applicable.

The description of the Drummond Agreement and the Logan Agreement provided herein is qualified in its entirety by reference to such agreements, which are contained as Exhibits 4 and 5 herein, and each of the agreements is incorporated herein by reference.


As disclosed in Item 5 above, Mr. Smith and Mr. Zanatta currently hold stock options entitling them to purchase shares of common stock of ICHOR. Set forth as Exhibit 2 is the issuer's Amended 1994 Stock Option Plan, which is incorporated herein by reference.

                                                           Page 10 of 12 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



   Exhibit Number           Description
   --------------           -----------

        1 Joint Filing Agreement among MFC Bancorp Ltd., MFC Merchant Bank S.A., Logan International Corp. and Drummond Financial Corporation dated January 4, 1999.

        2 Amended 1994 Stock Option Plan of ICHOR Corporation. Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.

        3 Purchase Agreement between ICHOR Corporation and Nazca Holdings Ltd. dated October 17, 1998. Incorporated by reference to the Form 8-K of ICHOR Corporation dated October 20, 1998.

        4 Share Purchase Agreement between Logan International Corp. and MFC Merchant Bank S.A. dated January 4, 1999.

        5 Share Purchase Agreement between Drummond Financial Corporation and MFC Merchant Bank S.A. dated January 4, 1999.

                                                           Page 11 of 12 Pages


                                   SIGNATURE
                                   ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       January 4, 1999
                                               -------------------------------
                                                            (Date)

                                                       MFC BANCORP LTD.

                                               By:  /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                 Michael J. Smith, President
                                               -------------------------------
                                                       (Name and Title)



                                                       January 4, 1999
                                               -------------------------------
                                                            (Date)

                                                    MFC MERCHANT BANK S.A.

                                               By:  /s/ Claudio Morandi
                                               -------------------------------
                                                         (Signature)

                                                  Claudio Morandi, Director
                                               -------------------------------
                                                       (Name and Title)

                                                           Page 12 of 12 Pages


                                                       January 4, 1999
                                               -------------------------------
                                                            (Date)

                                                  LOGAN INTERNATIONAL CORP.

                                               By:  /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                 Michael J. Smith, Director
                                               -------------------------------
                                                       (Name and Title)



                                                       January 4, 1999
                                               -------------------------------
                                                            (Date)

                                                DRUMMOND FINANCIAL CORPORATION

                                               By:  /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                 Michael J. Smith, Director
                                               -------------------------------
                                                       (Name and Title)

                                EXHIBIT INDEX
                                -------------


Exhibit Number                     Description
--------------                     -----------

      1 Joint Filing Agreement among MFC Bancorp Ltd., MFC Merchant Bank S.A., Logan International Corp. and Drummond Financial Corporation dated January 4, 1999.

      2              Amended 1994 Stock Option Plan of ICHOR Corporation.
                     Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.

      3 Purchase Agreement between ICHOR Corporation and Nazca Holdings Ltd. dated October 17, 1998. Incorporated by reference to the Form 8-K of ICHOR Corporation dated October 20, 1998.

      4 Share Purchase Agreement between Logan International Corp. and MFC Merchant Bank S.A. dated January 4, 1999.


      5 Share Purchase Agreement between Drummond Financial Corporation and MFC Merchant Bank S.A. dated January 4, 1999.